Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On August 25, 2008, Wilhelmina International, Inc. (formerly known as New Century Equity Holdings Corp.) (the “Company”) and Wilhelmina Acquisition Corp., a New York corporation and wholly owned subsidiary of the Company (“Wilhelmina Acquisition”), entered into an agreement (the “Acquisition Agreement”) with Dieter Esch (“Esch”), Lorex Investments AG, a Swiss corporation (“Lorex”), Brad Krassner (“Krassner”), Krassner Family Investments, L.P. (“Krassner L.P.” and together with Esch, Lorex and Krassner, the “Control Sellers”), Wilhelmina International, Ltd., a New York corporation (“Wilhelmina International”), Wilhelmina – Miami, Inc., a Florida corporation (“Wilhelmina Miami”), Wilhelmina Artist Management LLC, a New York limited liability company (“WAM”), Wilhelmina Licensing LLC, a Delaware limited liability company (“Wilhelmina Licensing”), and Wilhelmina Film & TV Productions LLC, a New York limited liability company (“Wilhelmina TV” and together with Wilhelmina International, Wilhelmina Miami, WAM and Wilhelmina Licensing, the “Wilhelmina Companies”), Sean Patterson, an executive with the Wilhelmina Companies (“Patterson”), and the shareholders of Wilhelmina Miami (the “Miami Holders” and together with the Control Sellers and Patterson, the “Sellers”).  Pursuant to the Acquisition Agreement, which closed February 13, 2009, the Company acquired the Wilhelmina Companies subject to the terms and conditions thereof (the “Wilhelmina Transaction”).  The Acquisition Agreement provided for (i) the merger of Wilhelmina Acquisition with and into Wilhelmina International in a stock-for-stock transaction, as a result of which Wilhelmina International became a wholly owned subsidiary of the Company (the “Merger”) and (ii) the Company purchased the outstanding equity interests of the other Wilhelmina Companies for cash.

At the closing, on February 13, 2009, the Company paid an aggregate purchase price of  $22,431,721 in connection therewith, of which $16,431,721 was paid for the outstanding equity interests of the Wilhelmina Companies and $6,000,000 in cash repaid the outstanding balance of a note held by a Control Seller.  The purchase price included $7,609,336 (63,411,131 shares) of Common Stock of the Company representing the closing price of the Common Stock of $0.12 per share (representing the closing price of the Company’s Common Stock on February 13, 2009) that was issued in connection with the merger of Wilhelmina Acquisition with and into Wilhelmina International.  The remaining $8,822,385 of cash was paid to acquire the equity interests of the remaining Wilhelmina Companies.

The purchase price is subject to certain post-closing adjustments, which may be effected against a total of 19,229,746 shares of Common Stock (valued at $2,307,570 at February 13, 2009) that are being held in escrow pursuant to the Acquisition Agreement.  The $22,431,721 paid at closing, less 19,229,746 shares of Common Stock held in escrow in respect of the  purchase price adjustment, provides for a floor purchase price of $20,124,151 (which amount may be further reduced in connection with certain indemnification matters).  The shares of Common Stock held in escrow may be repurchased by the Company for a nominal amount, subject to certain earnouts and offsets.

Upon the closing of the Wilhelmina Transaction, the Control Sellers and Patterson obtained certain demand and piggyback registration rights pursuant to a registration rights agreement with respect to the Common Stock issued to them under the Acquisition Agreement.  The registration rights agreement contains certain indemnification provisions for the benefit of the Company and the registration rights holders, as well as certain other customary provisions.

The shares of Common Stock held in escrow support earnout offsets and indemnification obligations of the Sellers.  The Sellers will be required to leave in escrow, through 2011, any stock “earned” following resolution of “core” adjustment, up to a total value of $1,000,000.  Losses at WAM and Wilhelmina Miami, respectively, can be offset against any positive earnout with respect to the other Wilhelmina company.  Losses in excess of earnout amounts could also result in the repurchase of the remaining shares of Common Stock held in escrow for a nominal amount.  Working capital deficiencies may also reduce positive earnout amounts.  The earnouts are payable in 2012.

Newcastle Financing Agreement

Concurrently with the execution of the Acquisition Agreement, the Company entered into a purchase agreement (the “Equity Financing Agreement”) with Newcastle Partners, L.P. (“Newcastle”), which at that time owned 19,380,768 shares or approximately 36% of the Company’s outstanding Common Stock, for the purpose of obtaining financing to complete the transactions contemplated by the Acquisition Agreement.  Pursuant to the Equity Financing Agreement, upon the closing of the Wilhelmina Transaction, the Company sold to Newcastle $3,000,000 (12,145,749 shares) of Common Stock at $0.247 per share, or approximately (but slightly higher than) the per share price applicable to the Common Stock issuable under the Acquisition Agreement.  As a result, Newcastle now owns 31,526,517 shares of Common Stock or approximately 24% of the Company’s outstanding Common Stock.  In addition, under the Equity Financing Agreement, Newcastle committed to purchase, at the Company’s election at any time or times prior to six months following the closing, up to an additional $2,000,000 (8,097,166 shares) of Common Stock on the same terms.  Upon the closing of the Equity Financing Agreement, Newcastle obtained certain demand and piggyback registration rights with respect to the Common Stock it holds, including the Common Stock issuable under the Equity Financing Agreement.  The registration rights agreement contains certain indemnification provisions for the benefit of the Company and Newcastle, as well as certain other customary provisions.

*          *          *          *

The unaudited pro forma condensed consolidated financial statements combine (i) the historical balance sheets of the Company and the Wilhelmina Companies as of December 31, 2008, giving pro forma effect to the Acquisition as if it had occurred on December 31, 2008, and (ii) the historical statements of operations of the Company and the Wilhelmina Companies for the year ended December 31, 2008, giving pro forma effect to the Acquisition as if it had occurred on January 1, 2008.

The Company is providing this information to aid you in your analysis of the financial aspects of the Acquisition. The unaudited pro forma condensed consolidated financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for purposes of developing such pro forma information. The unaudited pro forma condensed financial statements described above should be read in conjunction with the historical financial statements of the Wilhelmina Companies and the Company and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Acquisition taken place on the dates noted, or the future financial position or operating results of the consolidated Company.

Under the purchase method of accounting, the total preliminary purchase price has been allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various preliminary estimates, which assume that historical cost approximates fair value of the assets and liabilities of the Wilhelmina Companies.  The intangible assets acquired include intangible assets with indefinite lives, such as the Wilhelmina brand/trademarks and customer relationships and intangible assets with finite lives, such as model contracts, talent contracts, property leases, noncompetition agreements and license agreements, and the remainder of any intangible assets not meeting the above criteria is allocated to goodwill.  Some of these assets, such as goodwill and the Wilhelmina brand/trademarks, are non-amortizable.  Other assets, such as model contracts, talent contracts, property leases, noncompetition agreements and license agreements, will be amortized on a straight line basis over their estimated useful lives which range from 3-10 years.  The Company is in the process of completing its assessment of the estimated fair value of the Wilhelmina Companies net assets acquired (which will include an assessment of the noncompetition agreements) and has engaged a third-party valuation firm to assist in this process.  At this time, all excess purchase price over the historical net book value of the above-mentioned net assets acquired has been allocated to trademarks and intangible assets with indefinite lives, other intangible assets with finite lives and other goodwill until such analysis is complete.  These estimates are subject to change upon the finalization of the valuation of certain assets and liabilities and may be adjusted in accordance with Statement of Financial Accounting Standard No. 141(R), Business Combinations (“SFAS 141(R)”).

In accordance with SFAS 141(R), the fair value of the stock issued to the Wilhelmina Companies stockholders and members at closing was $7,609,336, computed based on the issuance of 63,411,131 shares of Common Stock at $0.12 per share, which was the closing price of the Company’s Common Stock on February 13, 2009.  The fair value of the 63,411,131 shares of stock ($7,609,336) issued at closing is significantly lower than the book value amount ( $15,168,000 or $0.239 per share)  that was used to compute the number shares of Common Stock that were issued in connection with the Wilhelmina Transaction. The portion of the purchase price derived from the issuance of the 63,411,131 shares of Common Stock will be based on its fair value of $7,609,336.The table below shows the value of the shares issued to the Wilhelmina Companies stockholders and members.

The total purchase price is summarized as follows:
Cash paid to the Wilhelmina Companies stockholders and members:	$14,822,385
Stock issued to the Wilhelmina Companies stockholders and members: (1)	7,609,336
Total purchase price:	$22,431,721

The shares of Common Stock outstanding:
Common Stock of the Company outstanding pre-closing:	53,883,872
Common Stock issued to Newcastle at closing:	12,145,749
Common Stock issued to the Wilhelmina Companies stockholders and members: (1)	63,411,131
Total Common Stock outstanding post-closing:	129,440,752

(1)
Includes 705,439 shares of Common Stock that were issued to Sean Patterson, the President of Wilhelmina International, in connection with Mr. Patterson’s prior employment agreement.  This amount represents a portion of bonus consideration payable in connection with the Wilhelmina Transaction under Mr. Patterson’s prior employment agreement, which portion the Company agreed to bear in the form of stock payable to Mr. Patterson.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2008

	New Century	Wilhelmina Companies	Pro Forma Adjustments		Pro Forma Adjusted
Assets	(in thousands)

Cash and cash equivalents	$11,735	$1,805	$(11,476)	(a)	$2,064
Restricted cash-escrow agreement	-	-	1,756	(b)	1,756
Other current assets	176	9,709	(485)	(c)	9,400
Total current assets	11,911	11,514	(10,205)		13,220
Property and equipment, net	-	371	-		371
Goodwill & other intangible assets	803	162	24,173	(d)	25,138
Other long-term assets	-	453	-		453
Total assets	$12,714	$12,500	$13,968		$39,182

Liabilities and stockholders equity (deficit)
Current liabilities	$293	$11,060	$2,124	(j)	$13,477
Note payable to stockholder	-	6,000	(6,000)	(e)	-
Deferred revenue	-	640	-		640
Other long-term liabilities	-	93	2,450	(m)	2,543
Total liabilities	293	17,792	(1,426)		16,659
Commitments and contingencies
Equity (deficit)
Common stock	539	35	720	(f)	1,294
Additional paid-in capital	75,357	1,499	8,216	(g)	85,072
Members’ deficit	-	(1,937)	1,937	(h)	-
Accumulated equity (deficit)	(63,475)	(4,889)	4,521	(i)	(63,843)
Total equity (deficit)	12,421	(5,292)	15,394		22,523

Total liabilities and stockholders’ equity (deficit)	$12,714	$12,500	$13,968		$39,182

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2008

	New Century	Wilhelmina Companies	Pro Forma Adjustments		Pro Forma Adjusted
	(in thousands, except per share data)
Revenues
Commissions and residuals	$-	$5,615	$-		$5,615
Service charges	-	5,796	-		5,796
Management fees, license fees and other income	-	1,526	-		1,526

Total revenues	-	12,937	-		12,937

Operating expenses
Salaries and service costs	-	7,643	500	(o)	8,143
Office and general expenses	357	3,034	2,079	(p)	5,470
Acquisition transaction cost	849	-	368	(q)	1,217
Stockholder’s compensation and consulting fees	-	975	(975)	(n)	-

Total operating expenses	1,206	11,652	1,972		14,830

Operating income (loss)	(1,206)	1,285	(1,972)		(1,893)

Other income (expense):
Interest income	239	20	(239)	(l)	20
Interest expense	-	(1,001)	750	(k)	(251)
Equity in income (loss) of affiliate	-	13	-		13

Total other expense	239	(968)	511		(218)

(Loss) income before provision for income taxes	(967)	317	(1,461)		(2,111)

Provision for (benefit from) income taxes
Current	-	267	(267)	(m)	-
Deferred	-	(11)	11	(m)	-
	-	256	(256)		-

Net (loss) income	$(967)	$61	$(1,205)		$(2,111)

Weighted average shares outstanding:
Basic					129,440,752
Diluted					129,440,752
Earnings per share
Basic					$(0.02)
Diluted					$(0.02)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of completion of the Wilhelmina Transaction:

(in thousands)
Current assets	$11,514
Property, plant and equipment	371
Trademarks and intangibles with indefinite lives	7,000
Other intangible assets with finite lives	13,300
Goodwill	4,035
Other assets	453
Total assets acquired	36,673
Deferred income tax liability	(2,450)
Total liabilities assumed	(11,791)
Net assets acquired	$22,432

Pro Forma adjustments included in the unaudited pro forma condensed consolidated financial statements are as follows (in thousands):

a.	Adjustments to cash and cash equivalents:
	To record proceeds from the sale of Common Stock to Newcastle	$3,000
	To record payment to Wilhelmina stockholders	(6,420)
	To record payment of note payable to a Control Seller	(6,000)
	To record funds allocated to restricted cash-escrow agreement at closing	(1,756)
	To record payment to LLC member for interest in Wilhelmina Film & TV, LLC	(93)
	To record payment to Penates Group, Inc.	(225)
	To record payment to Sean Patterson	(328)
	To record proceeds from repayment of advances to affiliates	346
		$(11,476)

b.	Adjustment to restricted cash-escrow agreement:
	To record funds allocated at closing to the escrow account as designated in the
	Esch letter agreement	$1,756
		$1,756
c.	Adjustments to other current assets:
	To adjust deferred financing costs upon issuance of shares to Newcastle	$(139)
	To record repayment of advance to affiliates	(346)
		$(485)
d.	Adjustment to goodwill & other intangible assets:
	To record adjustment to deferred taxes for indefinite and finite lived intangibles	$7,105
	To record adjustment to deferred taxes for finite lived intangibles	(4,655)
	To record goodwill and indefinite and finite lived intangibles acquired	21,723
	To record goodwill adjustment for purchase accounting	$24,173

e.	Adjustment to note payable to a Control Seller:
	To record payment of note payable to a Control Seller	$6,000

f.	Adjustments to Common Stock:
	To record Common Stock related to Newcastle sale	$121
	To record issuance of shares to Wilhelmina selling stockholders	613
	To record issuance of shares to Penates Group, Inc. and Derek Fromm	14
	To record issuance of shares to Sean Patterson	7
	To record elimination of Wilhelmina Companies common stock	(35)
		$720
g.	Adjustments to paid in capital:
	To record proceeds from private Newcastle sale	$2,879
	To record issuance of shares to Wilhelmina selling stockholders	6,748
	To record issuance of shares to Penates Group, Inc. and Derek Fromm	149
	To record issuance of shares to Sean Patterson	78
	To adjust deferred financing cost upon issuance of shares to Newcastle	(139)
	To record elimination entry of Wilhelmina Companies paid in capital	(1,499)
		$8,216
h.	Adjustments to accumulated members’ deficit:
	To record elimination entry of Wilhelmina Companies members deficit	$1,937

i.	Adjustments to accumulated deficit:
	To record expensing of additional acquisition transaction expenses	$(368)
	To record elimination entry of Wilhelmina Companies accumulated deficit	4,889
		$4,521

j.	Adjustment to accrued expenses:
	To accrue liability associated with restricted cash-escrow agreement	$1,756
	To accrue additional acquisition transaction expenses	368
		$2,124

k.	Adjustment to interest expense:
	To record elimination of interest expense on note payable to a Control Seller	$750

l.	Adjustment to interest income:
	To record elimination of interest income earned by the Company on cash balances	$(239)

m.
As of December 31, 2008, the Company had a federal income tax loss carryforward of approximately $13,400,000, which begins expiring in 2019.  In addition, the Company had a federal capital loss carryforward of approximately $68,500,000 which expires in 2009.  Realization of the Company’s carryforwards is dependent on future taxable income and capital gains.  At this time, the Company cannot assess whether or not the carryforward will be realized; therefore, a valuation allowance in the amount of $28,779,000 has been recorded for the entire value of the deferred tax asset related to these carryforwards.

Ownership changes, as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), may have limited the amount of its U.S. federal tax net operating loss carryforwards (NOLs) that can be utilized annually to offset future taxable income.

The Company’s ability to utilize its NOLs will become subject to annual limitations if it undergoes an ownership change as defined under Section 382 of the Code, which may jeopardize the Company’s ability to use some or all of its U.S. federal tax net operating loss carryforwards following the closing of the Acquisition.  The Company does not believe that the Wilhelmina Transaction caused an ownership change as defined in Section 382 of the Code.  Therefore, an adjustment has been recorded to eliminate federal income taxes recorded by the Wilhelmina Companies during the pro forma periods presented because the Company believes its NOLs would have been available to offset the Wilhelmina Companies taxable income during those periods.

	Adjustment to deferred tax liability:
	To record deferred tax liability for indefinite and finite lived intangibles acquired	$7,105
	To record adjustment to deferred tax liability for finite lived intangibles acquired	(4,655)
		$2,450
n.	Adjustment to stockholders’ compensation and consulting fees:
	To eliminate stockholders’ compensation and consulting fees paid to certain owners because the Wilhelmina Companies will have no contractual obligation to continue these payments post acquisition	$(975)

o.	Adjustment to salaries and service costs:
	To increase salaries for new members of executive management who will be responsible for certain roles previously performed by the Control Sellers and new roles required as a public company	$500

p.	Adjustment to office and general expenses:
	To record amortization expense associated with finite lived intangible assets acquired in the Acquisition	$2,079

q.	Adjustment to acquisition transaction costs:
	To record additional acquisition costs	$368